GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

Given Imaging
Fourth Quarter 2009
Financial Results Conference Call
February 17, 2009
9:00 a.m. ET

Operator: Good morning, and welcome ladies and gentlemen to the Given Imaging fourth quarter 2009 conference call. As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to David Carey of Lazar Partners. Please go ahead.

David Carey: Good morning, and thank you for joining us.  With us today from Given Imaging are Homi Shamir, president and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 31, 2009. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s fourth-quarter earnings release, which is posted on the Given Imaging site.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

I’ll now turn the call over to Homi Shamir, president and CEO of Given Imaging.

Homi Shamir: Thank you David.

Good morning everyone, and thanks for joining us today. I’m very pleased with our performance in 2009 which demonstrates the strength of our business despite the challenging market environment.  We once again delivered strong financial results and improved our operating performance.  It was a record year in many aspects including total revenue, PillCam sales, and profitability.  We also advanced our position as the global leader in the capsule endoscopy category with new products, educational opportunities and better service to customers.  The progress we made in 2009 makes us a stronger company with a more diversified revenue base.

In 2009, we achieved a 13 percent increase in revenue to nearly $142 million.  This represents the eighth consecutive year of revenue growth for Given Imaging and underscores the success of our business model and the steady demand for our products, even in a difficult economic environment.

We sold a record 223,000 PillCam SB capsules in 2009 representing a 5% increase compared to 2008.  Last year, we announced a significant milestone in our company’s history - the sale of our millionth PillCam SB capsule.  We are proud of the fact that our technology has helped so many people.

Revenue in the Americas region grew by almost 19 percent in 2009 to nearly $90 million compared to $75.6 million in the same period in 2008.  In the EMEA region, revenue increased by 10 percent to $38.4 million. However, in Euro revenues increased 16%, but the weakness of the Euro adversely affected the Dollar results. Sales in the APAC region were $13.6 million, a decline of 7 percent. It’s worth noting that sales in Japan increased by 17%.

One of our key objectives in 2009 was to increase profitability by improving efficiencies and leveraging our infrastructure.  I am pleased to report that we delivered on this front.  Gross margin for the year increased by nearly 3 percentage points to 76.6 percent compared to 73.6 percent in 2008.  In addition, non-GAAP operating margin more than tripled to 12.7% percent in 2009.  We ended the year, with GAAP earnings per share tripling to 0.47 cents per share, and non-GAAP earnings per share increasing by 67 percent to 0.64 cents.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

In addition, we generated over $24 million of cash from operating activities, and we ended the year with $95 million in cash, cash equivalents and marketable securities.

One of the most notable achievements last year was the smooth and successful integration of the Bravo pH Monitoring System.  Bravo was the first acquisition ever made by our company and 2009 was the first full year selling this product. This gives us confidence that we can successfully grow our business through acquisitions.

We achieved sales of $15 million in 2009 as we focused our sales efforts on developing and solidifying relationships with existing Bravo customers.

On the operational front, toward the end of 2009, we completed the transfer of all of the Bravo manufacturing operations to our facility in Israel, which will enable us to realize a higher gross margin on this product in 2010.

In addition, we strengthened our competitive position in our core PillCam business with FDA clearances for new indications and products.

In October, the FDA cleared PillCam SB and the Agile patency capsules for use in patients two years of age and older.  PillCam SB and Agile had been indicated for children 10 years and older.  This was an important development for us and important for parents of children with GI disorders like Crohns.

We also received FDA clearance for our new SensorBelt.  This new SensorBelt is fitted over a single layer of clothing and eliminates the need for a nurse to place sensors on the patient’s body.  This saves the nurse about 20 minutes of time per procedure and is much more comfortable for the patient.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

We also made solid progress developing PillCam COLON 2, our next-generation capsule endoscope for the colon.  In November, we announced encouraging results from an initial feasibility trial comparing PillCam COLON 2 to colonoscopy. Following receipt of the CE Mark, we introduced PillCam COLON 2 at the Gastro 2009 conference in London last November, and we’re gradually beginning to develop the market and sell this product, mainly in Europe.

Turning now to the fourth quarter, which was a record in many respects.  We achieved record revenues of $40 million, an 18.5 percent increase compared to the same period in 2008.  Also for the first time ever, we sold more than 61,000 PillCam capsules.  Yuval will discuss fourth quarter results in greater detail shortly.

Looking ahead, we’re optimistic about 2010 and believe that we are well positioned to grow our top line and continue realizing operating efficiencies to further increase profitability.

We’re projecting revenue of between $154 and $160 million in 2010 which represents growth of between 9 – 13 percent.  For earnings per share, we are projecting between $0.50 and $0.58 per share on a GAAP basis and between $0.76 and $0.84 on a non-GAAP basis.  This represents a solid improvement in our operating margin and net income.

With respect to growing our top line, we intend to focus on a few core strategies. First, expand the market for PillCam SB in the obscure GI bleeding indication.  In 2009 we have penetrated over $120 million of the bleeding indication which is based on our estimates developed with external consultants and we believe represents a $350 million global market opportunity, so there is substantial room for growth.  We will do this by continuing to penetrate established markets in the U.S., and Europe, especially France, and expand the market in Japan.  In addition, we’re working to expand the pediatric market in the U.S.

Second, work to increase the use of PillCam SB as a tool to detect Crohn’s disease, which we believe could represent an opportunity at least as large as the market opportunity for OGIB. To expand this indication, we are developing evidence through clinical trials, and educating physicians.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

Third, we’re poised to expand the market for Bravo. We recently introduced Rapid pH, a new, improved, user-friendly software package.

RAPID pH features include a simplified screen and workflow design that enables quick access to the most frequently used features and processes for managing pH monitoring studies.  It’s compatible with all existing Bravo capsules and receivers and can be installed in a variety of hardware platforms including RAPID workstations, stand-alone laptop or desktop computers, and systems connected to a facility’s network.

We think it will lead to faster a physician adoption of Bravo.  We plan on upgrading existing Bravo customers while at the same time we’ll begin offering Bravo to Given Imaging customers who aren’t currently Bravo users.

In the second half of this year, we plan to launch a new delivery system for the Bravo capsule known as Encore.  Encore is designed to make it easier for the GI physician to accurately place the Bravo capsule in the esophagus.  Once Encore is available, we’ll begin expanding the market for Bravo outside of the U.S.

Fourth, we have started developing the market for PillCam COLON 2 in Europe.  Compliance rates for colon cancer screening in Europe remain very low – around 25 percent overall and as low as 10% in certain countries.  We believe that many of these patients are unwilling to undergo colonoscopy, and include patients who need repeat surveillance or those for whom colonoscopy is contraindicated.  We intend to gradually develop this market this year working closely with European Key Opinion Leaders before a broader market launch.

This year, we’re also planning to initiate clinical trials of PillCam COLON 2 in the U.S. and Europe, to serve as the basis for our application to the FDA.  We intend to begin these trials in the second half of this year following conversations with the FDA.  Submission to the FDA is expected once we conclude the trials and complete the analysis of the clinical data.

Fifth, we’re looking for additional acquisitions in the GI space.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

To further increase the profitability of our business – we will focus on maintaining the higher level of gross margin achieved in recent quarters together with a controlled increase in operating expenses.

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our financial results.

Yuval Yanai:  Thanks, Homi.

In the fourth quarter, we achieved sales of $40 million. 60 percent of sales were from the Americas region, 28 percent from EMEA and 12 percent from the APAC region. We sold approximately 60,800 PillCam SB capsules this quarter, a 9 percent increase over the fourth quarter of last year.

Worldwide reorders of PillCam SB increased by 11 percent this quarter, to 59,500 capsules, from 55,100 capsules in the fourth quarter of 2008.

PillCam sales in the Americas increased 2 percent to 38,400 capsules, EMEA increased by 17 percent to 15,900 capsules, while APAC increased by 42 percent to 6,400 capsules.

In the Americas region, revenue increased by 16 percent to $24 million compared to the fourth quarter of 2008. This increase was mainly due to sales of the Bravo pH Monitoring System which represented 15 percent of Americas revenue.

Revenue in the EMEA region increased by 17 percent to $11.3 million.  One year after receiving reimbursement in France we’re very pleased with the revenue ramp, and we believe there is room to expand the market for workstations and capsules.

Revenue in the APAC region increased 38 percent to $4.7 million.  This increase was primarily due to the 42 percent increase in PillCam SB sales.

In terms of revenue breakdown, PillCam capsule sales accounted for 77 percent of total revenues, workstation and data recorders accounted for 12% of total revenues, Bravo sales accounted for 11 percent, while service income was minimal.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

Worldwide, we sold 111 systems in the quarter, compared to 190 systems in the fourth quarter of 2008. 30 workstations, or 27 percent of total workstations sold this quarter, were sold in the Americas; 35 workstations, or 31%, were sold in the EMEA; and 46 workstations, or 42 percent, were sold in APAC. This brings our cumulative system deliveries worldwide to more than 5,340, of which more than 3,000 systems are installed in the Americas region.  Also during the quarter we sold 250 Rapid Access Systems, our software only solution. Since launching this product in the middle of last year, we’ve sold over 400 systems.

Non-GAAP net income for the fourth quarter of 2009 increased 33 percent to$ 6.4 million, or $0.20 per share, compared to $4.8 million, or $ 0.16 in the same period last year.  GAAP net income for the fourth quarter of 2009 was $5.4 million, or $0.17 per share, on a fully diluted basis, compared to a net loss of $2.0 million, or $ 0.07 per share, respectively, in the fourth quarter of 2008. Please see our press release for the change in fully diluted shares from 2008 to 2009.

Non-GAAP net income for the fourth quarter excludes approximately $1.4 million of compensation expenses in accordance with FAS 123R, a one time tax benefit of $900,000, and $500,000 of impairment of goodwill,

Consolidated cash, cash equivalents, short-term investments and marketable securities at December 31 increased to $ 95.2 million. We are extremely pleased with the fact that we generated $6.7 million from operating activities this quarter.

On a GAAP basis, operating profit totaled $4.5 million, or 11.2 percent of revenues, compared to a loss of $3.4 million last year. On a non-GAAP basis, operating profit for the quarter was $6.4 million, or almost 16 percent of revenues, compared to an operating profit of $3.5 million in the same quarter last year.

GAAP operating profit for the year ended December 31, 2009, was $10.3 million, or 7.3 percent of revenues, compared to an operating loss of $1.8 million last year. On a non-GAAP basis, operating profit increased to $18.1 million, or 12.7 percent of revenues, compared to $5.8 million last year.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

Before we open this call for question-and-answers, I would like to spend a few minutes discussing some of the assumptions that went into our guidance for 2010.

In terms of gross margin, in 2009 we made a step function in our production activities, and succeeded in raising our gross margin by 3 percentage points to over 76%, a new record level, which we believe is sustainable.

In addition, we plan to continue improving our operating margin, and will do so by closely managing expenses.

We have seasonality in our business, which affects both our top and bottom lines from quarter to quarter. Traditionally, first quarter revenues tend to be weak, resulting in lower net income.  The second and fourth quarters are strong in terms of top line growth, but include sales and marketing expenses for large medical meetings – DDW in the second quarter, and UEGW in the fourth quarter. In the third quarter revenue is traditionally flat compared to the second quarter due to the summer holidays, but selling and marketing expenses are lower as there are no large medical meetings.

In 2009 we generated approximately $24 million from operating cash flow. We expect to continue to report strong operating cash flow in 2010.

In terms of net income, in 2009 we recorded over $2.5 million of tax benefits.  In 2010 we estimate that we will record approximately $1 million of tax expenses. This explains what appears to be a smaller increase in EPS between 2009 results and our 2010 guidance.

Finally, like other global companies, our financial results are sensitive to macroeconomic factors, and, in particular, to currency volatility.  To minimize this uncertainty, we continue to actively hedge our current and future currency exposure.

Moderator, you may now open the call to questions.

Operator:  Thank you.  The question and answer session will be conducted electronically.  If you would like to ask a question, please do so by pressing the star key followed by the digit 1 on your touchtone telephone.  If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.  And once again, that's star 1 to ask a question.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

And it looks like we'll take our first question from Dave Turkaly with SIG.

Dave Turkaly:  Thanks a lot.  Looking at the BRAVO results again as it gets larger; can you update us on in terms of what you think your penetration of those diagnostic GERD procedures sits at today and where you think that could go over the next couple of years?  And then as you look O-U.S., kind of what your first target opportunities will be in 2010?

Homi Shamir:  Hi, Dave, it's Homi.  First, the total pH procedures in the U.S.A.  I think 2 or 3 years ago was like 260,000 procedures which BRAVO was only penetrating 20%, roughly 40,000 or 45,000 procedures.

We believe we can grow this business fairly rapidly.  At the same time that's where we launched the RAPID pH and we said earlier we would like to have some new software to offer the customer because the current software they are using is a very old Medtronic software been for 10 years and needed a special workstation, et cetera.

So we believe that launching RAPID pH we can not only grow our current installed base or make them something more friendly to use because it was really cumbersome software, we can really take this software and work either in our current existing installed base to grow it.  So we estimate that BRAVO will be growing to us fairly rapid during the next couple of years.

Obviously it's not a huge market opportunity as the OGIB or obviously as COLON but it's a nice market opportunity here.

Dave Turkaly:  And in terms of the O-U.S. areas that you look to go first or expand you know most near term?

Homi Shamir:  Yes, U.S.A. for sure because U.S.A. you have a very nice reimbursement, everybody in America is reimbursed or there is a 230 or 240 people covered we say …

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

Dave Turkaly:  Millions.

Homi Shamir:  Millions.  It is a – it's a good reimbursement in the range of $440 per procedure, so we will work on that.  In the international market, unfortunately we don't have reimbursement and we need to develop the reimbursement there.

But again, the advantages of BRAVO, it's a great product.

Dave Turkaly:  Last one from me, in terms of anything new on the competitive landscape you can comment on?  I'm curious if with these two products together if it gives you even more fight, pushback for any new competitors or the other competitor to get access to the U.S. market.

Homi Shamir:  Well we still have and maintain a 97% I believe of the overall market share.  Olympus has been competing with us the last 4 years.  We have not seen any big stride from Olympus.

We have also a lot of new things against them starting with the SensorBelt.  We got a very, very good feedback from physicians who are using the SensorBelt.  It's a great competitive advantage.

The second thing, even when we introduce the limitation of reducing the age for children it's again – it's associated with the Given capsules.  Olympus cannot have it.

So we start differentiating us a lot, I think it's a huge difference also with our software and our technology, the way we service them.  So, no, we haven't seen Olympus gaining any market share or – from time to time we see them more activity, but unfortunately to them it's I think unsuccessfully.

Dave Turkaly:  Thanks.

Operator:  And we'll take our next question from Amit Hazan with Oppenheimer.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

Amit Hazan:  Hey, good morning, guys and congrats on a nice quarter.

Homi Shamir:  Thank you.

Amit Hazan:  I wanted to ask first about Asia and maybe Japan in particular, we saw some really nice strength there and maybe a rebound.  Just wondered if you can give us a little bit more color on what you saw there in the quarter, whether it was just related to the calendar year end or what kind of sustainability you see in that market and with your partners there and the developments in recent months.

Homi Shamir:  Again, Japan, we wanted to do better.  We are still not pleased with the 17% growth.  Obviously if you look quarter-by-quarter we continue to improve our revenue coming out of Japan.  I think Suzuken is actually doing better from Fuji it's getting more and more in line to what we wanted to achieve.  We still need to educate and work on Fuji.

Japanese financial year is normally ended in the end of March so there wasn't any quarterly effect.  But we still have a long way to go in develop the market.  I'm hoping that this year, 2010 will see faster growth in the Japanese market than the 17% that we have seen during 2009.

Amit Hazan:  OK.  And similarly, just on the U.S. market, we did see a little bit of a rebound for you on a year-over-year growth basis for PillCam.  Can you talk a little bit about what you're expecting for 2010 in that market and if it is a greater rebound than what we've seen here more recently in the last two quarters, what you're seeing and what give you some confidence that we can get back to a little bit higher growth than what we were seeing in the last couple of quarters?

Homi Shamir:  Yes, I mean, we keep saying that we should be in the growth in the SB here in the range of the 6% to 8% and obviously we're still suffering from a down of the economy of the capital markets.  Also you know we see that the physician would like to have less inventory, et cetera.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

But I believe we will be pushing here to grow this business in 6% to 8%.  We are putting a lot of effort for marketing and education, on continue to push the old GIB and that's where I mentioned the potential in the OGIB market.  We still believe there is a long way to go.

And obviously we are working very hard to penetrate to the Crohn’s market and associate around the Crohn’s market as we believe that we have – we have partly reimbursement there, but we have not make inroad yet and we have the technology, we just need to educate the physician there.

So I think – and we also have a very, very good sales force, motivated sales force, very mature, they know the industry that I think it will help us a lot to bring back the growth in the SB market.

Amit Hazan:  Great and then lastly from me, just a couple of questions on the COLON platform.  I'm just wondering if you can give us a little bit more color about where you are with the discussions with the FDA right now and you talk about maybe starting a trial a little bit later this year in the second half.

What's going on right now and do you have a sense yet about the number of patients that you're going to need even roughly speaking in order to make that trial successful in terms of what the FDA might look for?

And then separately, is there any clinical data that's coming out this year whether small or medium-sized that we should be looking for on the COLON?

Homi Shamir:  OK.  Yes, we still continue to what we said all along since last year and also from the London meeting. We are planning to meet the FDA somewhere in the near future, which means the next couple of months to present to them what we achieve in the first COLON trial that we published in Israel plus additional information from the clinical trial that we've been conducting in the U.S.A., Europe and Israel, presenting to them.

Our feeling, again, our gut feeling is and it's not discussed with the FDA, that we will be in the range of the 300 – around the 300 patient trial that we will need to conduct it and that's as soon as they will give us the green light we'll go ahead and hopefully we'll conclude this trial even during 2010.  We are ready to move there very, very quickly.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

Amit Hazan:  OK.  Great.  Thanks very much.

Operator:  And once again if you would like to ask a question, please press star 1.  And as a reminder if you are using a speakerphone, please be sure your mute function is turned off to allow your signal to reach our equipment.

And we'll take our next question from Sameer Harish with Needham & Company.

Sameer Harish:  Hi guys.  Thanks for taking the question.

Sameer Harish:  I was wondering if maybe you could start by just updating us on the timing of the new BRAVO deployment system.

Homi Shamir:  The new deployment again, Sameer, it's something that we – it was part of the agreement that we had with Medtronic.  They needed to develop this device which is mainly making it much easier for the physician to deploy the capsule into the esophagus.

As the device is device one, we don't really need the FDA clearance or et cetera, but we will conduct obviously some trial to see that it's working.  And I believe that we'll start distributing this product more during the fall of this year, more from the September going forward we start distribute it around the globe.

It will make easier to the physician to handle it and it's a trigger based device and you can use one hand instead of two hands, but again, it's something nice, it's a nice feature for them.

Sameer Harish:  OK.  But in the meantime you're going to continue to roll out the new software to the U.S. customers?

Homi Shamir:  Yes, the new software is only – not only, we will start selling it all over the globe.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

Sameer Harish:  OK.  Got it.  In terms of Crohn's, can you talk a little more about the types of studies or the data that you hope to generate?  Is it going to be focused on suspected Crohn's or kind of the annual maintenance checkups for patients?

Homi Shamir:  I think it's first we had a lot of – in the past we published a lot of information and articles about Crohn, including some clinical trials that in the last 10 years.

Obviously we are putting more effort now to get what I call more concrete information to – in clinical trials.  But the idea is to go and to convince the physician that he can use the capsules in a few ways, not only for monitoring, but also for scanning or detecting.

So we'll let the physician make the decision but we would like to educate it and we actually started CME training that is conducted by couple of very leading physician that is broadcast.  And they training them why they need and why they should use capsules in the Crohn’s area and are getting credit for that, educational credit.

But again, Here I think it's put the package and educate the physician.

Sameer Harish:  Is there a significant amount of training involved in you know having your reps sitting in and teaching them how to identify Crohn's or is it more you know as you've mentioned, educating the physicians that the tool can be used?

Homi Shamir:  Educating, it's not a – we have a very, very educated sales force in the GI, most of them been with us for more than a few years.  They know the market space; we just need to put the package together.

Sameer Harish:  OK and just last question in terms of the COLON 2 trial, can you talk about what costs your expecting as far an increase in R&D associated with the COLON 2 trial in 2010?

Yuval Yanai:  Good morning, Sameer.  This is Yuval.  Well our R&D department is involved in I would say many projects.  I think that basically we completed most of the R&D investment that we planned.  Obviously there's going to be an ongoing investment in improving the products and getting feedback for the field and correcting.

GIVEN IMAGING
Moderator: David Carey
02-17-10/8:00 am CT
Confirmation # 6876444

But I think that overall, COLON is not going to affect significantly our R&D expenses next year; however, this is with in regard to the pure R&D ..  When you talk about clinical trials R&D, our clinical trials are going to be a significant expense item in this one.  But everything is already included in our guidance for 2010.

Sameer Harish:  Thank you.

Homi Shamir:  Thank you.

Operator:  And that does conclude the question and answer session today.  At this time, Mr. Shamir, I would like to turn the conference back over to you for any additional or closing remarks.

Homi: Thanks again for joining us today.  In the coming weeks Yuval and I will be presenting at several investor conferences and we look forward to seeing many of you.

Next week, I will participate in the Lazard Capital Markets Medical Device Conference in Salt Lake City and Yuval will present at an Israeli equities conference sponsored by NASDAQ and Oppenheimer on February 23rd in New York.  The following week, Yuval and one of our European Key Opinion Leaders, Dr. Jacques Deviere, will present to a group of investors in Brussels which is being organized by Morgan Stanley.  On March 4th, I’ll be presenting at the MorningStar Healthcare Conference in New York.

Thank you again. Operator you many now disconnect the line.

Operator:  That does conclude today's conference.  Thank you for your participation.

END